Exhibit 16.1

May 12, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the disclosure set forth under the caption “Change in Independent Accountant” in the Registration Statement on Form S-1 of Vertex, Inc. dated May 12, 2020 and are in agreement with the statements contained therein insofar as they relate to our Firm. We have no basis to agree or disagree with other statements of Vertex, Inc. contained therein.

Baker Tilly Virchow Krause, LLP

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